Exhibit 99.57

Consent of Sébastien Bernier

The undersigned hereby consents to the use of and reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Allied Gold Corporation being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ “Sébastien Bernier”
Sébastien Bernier, P. Geo.

Dated: May 27, 2025